OCIS corp
2081 South Lakeline Drive
Salt Lake City, Utah 84109


In connection with this response we acknowledge that OCIS Corp. is responsible for the adequancy and accuracy of the disclosures in our filings with the SEC; thus staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings. We acknowledge the staff comments may not be used as a defense by the Company or any person in any proceedings initiated by the Commission under the federal securities laws of the United States.

Respectfully,

/s/  Kirk Blosch
Kirk Blosch, CFO